President Magufuli’s Legacy a Global Respect for Tanzania

FOR IMMEDIATE RELEASE – March 18, 2021

TORONTO, March 18, 2021 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) operating through its wholly owned subsidiary in Tanzania (Tanzam2000) joins the United Republic of Tanzania in mourning the loss of H.E. President John P. Magufuli.

H.E. President Magufuli was a stalwart statesman who was globally recognized for his vision, ethical standards and innovative solutions for Tanzania.  He was a renowned reformer of government institutions, business, industrial relations and political structures for the benefit of Tanzania. His anti-corruption platform attracted attention around the globe for his unyielding and high ethical standards. He was also known for his pragmatic approach towards resolving complex situations and achieving fair and tangible outcomes.  In addition to his consummate abilities as a statesman and leader, he was well known for his love of the people of Tanzania.  He will be truly missed.

“We mourn the loss of President Magufuli and extend our sincerest condolences to his family and the people of Tanzania from our Company, our stakeholders, and our families.  President Magufuli was a highly regarded and respected leader whose record of achievements and outstanding performance in government and industry is world renowned. He was from the region where our joint-venture in the Buckreef Gold Project is located. His loss is especially felt so close to home.” said Stephen Mullowney, Chief Executive Officer.

“The passing of President Magufuli is a great loss to Tanzania and the world.  It is with deepest sympathy we share and express our sincerest condolences.  He leaves a legacy of respect and admiration. He was admired for his accomplishments and achievements in service to Tanzania and humanity.” said James E. Sinclair, Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.